UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Garden Fresh Restaurant Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

365235100

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

               *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

               The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 91915Q105

1		NAME OF REPORTING PERSON S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Michael P. Mack

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐
(b) ☐

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

262,091

	6	SHARED VOTING POWER

123,962

	7	SOLE DISPOSITIVE POWER

262,091

	8	SHARED DISPOSITIVE POWER

123,962

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

386,053

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.7%

12	TYPE OF REPORTING PERSON *

IN

*SEE INSTRUCTION BEFORE FILING OUT!

Page 2 of 5 Pages

Item 1.	Name of Issuer:

(a)	Name of Issuer: Garden Fresh Restaurant Corp.

(b)	Address of Issuer’s Principal Executive Offices:

15822 Bernardo Center Drive, San Diego, CA 92127

Item 2.

(a)	Name of Person Filing:
Michael P. Mack

(b)	Address of Principal Business Office or, if none, Residence:

c/o Garden Fresh Restaurant Corp.
15822 Bernardo Center Drive, San Diego, CA 92127

(c)	Citizenship: United States

(d)	Title of Class of Securities: Common Stock, $0.01 par value

(e)	CUSIP Number: 365235100

Item 3 If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4 Ownership:

(a)	Amount Beneficially Owned:

386,053 shares

(b)	Percent of Class: 6.7%

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 262,091 shares

(ii) shared power to vote or to direct the vote: 123,962 shares

Page 3 of 5 Pages

	(iii)	sole power to dispose or to direct the disposition of: 262,091 shares

	(iv)	shared power to dispose or to direct the disposition of: 123,962 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification:

(a)	Not Applicable.

(b)

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that effect.

Page 4 of 5 pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2003

/s/ Michael P. Mack

Signature

Michael P. Mack, Chairman, Chief Executive
Officer and President
Name/Title

Page 5 of 5 Pages